United States
Securities and Exchange Commission
Washington, D.C. 20549

FORM 12b-25

Notification of Late Filing

(Amendment No. 0)*

OMB Number 3235-0058	SEC File Number 001-34533	CUSIP Number 150838100
(Check one):	Form 10-K	Form 20-F	Form 11-K	√	Form 10-Q	Form 10-D	Form N-SAR
Form N-CSR
	For Period Ended:	September 30, 2018
Transition Report on Form 10-K
Transition Report on Form 20-F
Transition Report on Form 11-K
Transition Report on Form 10-Q
Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Part I - Registrant Information

CELADON GROUP INC
Full Name of Registrant
N/A
Former Name if Applicable
9503 East 33rd Street, One Celadon Drive
Address of Principal Executive Office (Street and Number)
Indianapolis, IN 46235
City, State and Zip Code

Part II - Rules 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.(Check box if appropriate.)

(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.
(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III - Narrative

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q,10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

As Celadon Group, Inc. (the "Company") previously disclosed, the Company has determined that its previously filed financial statements for the fiscal years ended June 30, 2014, 2015, and 2016, including the unaudited quarterly financial statements for such fiscal years, and the fiscal quarters ended September 30, 2016 and December 31, 2016, should no longer be relied upon. The Company is currently working to restate certain historical periods and prepare financial statements for currently unfiled periods that conform with U.S. generally accepted accounting principles and Securities and Exchange Commission rules. The Company believes that these processes will result in financial statement impacts for the fiscal quarter ended September 30, 2018 and such impacts have not been definitively determined at this time. Accordingly, the Company’s filing of financial statements for its first fiscal quarter ended September 30, 2018, will be delayed. The Company’s continued evaluation of the matters noted above will cause these financial statements to be filed after the expiration of the five calendar day extension period provided by Rule 12b-25.

Part IV - Other Information

  Name and telephone number of person to contact in regard to this notification

Thomas S. Albrecht	(317)	972-7000 ext. 27030
(Name)	(Area Code)	(Telephone Number)

  Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?

Yes	No	√
  If answer is no, identify report(s).
  Form 10-Q for the first fiscal quarter ended September 30, 2017; Form 10-Q for the second fiscal quarter ended December 31, 2017; Form 10-Q for the third fiscal quarter ended March 31, 2018; and Form 10-K for the fiscal year ended June 30, 2018.

  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes	√	No
  If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
  The Company presently expects to report a net loss for the fiscal quarter ended September 30, 2018. Because of the Company’s continued evaluation of the matters noted in Part III above, it is not in a position to give more detailed estimated results for the period.

  This filing contains certain statements that may be considered forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and such statements are subject to the safe harbor created by those sections and the Private Securities Litigation Reform Act of 1995, as amended. Such statements may be identified by their use of terms or phrases such as “believes,” “expects,” “will,” and similar terms and phrases. Forward-looking statements are based upon the current beliefs and expectations of the Company’s management and are inherently subject to risks and uncertainties, some of which cannot be predicted or quantified, which could cause future events and actual results to differ materially from those set forth in, contemplated by, or underlying the forward-looking statements. In this filing, the statements relating to the expected timing of filing financial statements for the fiscal quarter ended September 30, 2018 and expected financial results for the quarter ended September 30, 2018 are forward-looking statements. Such items have not been subjected to all the review and audit procedures associated with the release of actual financial results and are premised on certain assumptions. The following factors, among others, could cause actual results to differ materially from those in the forward-looking statements: estimates and adjusting entries made during the review and audit process; and the completion of all review and audit procedures and preparation of financial statements in accordance with generally accepted accounting principles. Readers should review and consider these factors along with the various disclosures by the Company in its press releases, stockholder reports, and filings with the Securities and Exchange Commission. The Company disclaims any obligation to update or revise any forward-looking statements to reflect actual results or changes in the factors affecting the forward-looking information.

Celadon Group, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized

Date:	11-09-2018	By /s/	Thomas S. Albrecht	Title:	Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

Attention

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).